AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 2009

                                                    1933 ACT FILE NO. 333-162028
                                                   1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6
                                 AMENDMENT NO. 1

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 629

     B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                         ERIC F. FESS
    Senior Managing Director, General            Chapman and Cutler LLP
    Counsel and Secretary                        111 West Monroe Street
    Claymore Securities, Inc.                    Chicago, Illinois 60603
    2455 Corporate West Drive                    (312) 845-3000
    Lisle, Illinois  60532
    (630) 505-3736


It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

================================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                Preliminary Prospectus Dated September 24, 2009,
                             Subject to Completion




               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 629

               CLAYMORE/GUGGENHEIM INTERMEDIATE INVESTMENT-GRADE
                           CORPORATE TRUST, SERIES 11


                                 logo: Claymore

                                logo: Guggenheim



                A portfolio of investment-grade corporate bonds
                     selected by Claymore Securities, Inc.

                                   Prospectus
                              Dated ______ , 2009

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               INVESTMENT SUMMARY

   Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    OVERVIEW

   Claymore Securities Defined Portfolio, Series 629, is a unit investment trust that consists of Claymore/Guggenheim Intermediate Investment-Grade Corporate Trust, Series 11 (the "trust"). Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trust.

   The trust is scheduled to terminate in approximately ___ years.

                              INVESTMENT OBJECTIVE

   The trust seeks to provide a high level of current income and to preserve capital by investing in a portfolio primarily consisting of investment-grade corporate bonds.

                         PRINCIPAL INVESTMENT STRATEGY

   The trust will invest in a portfolio of corporate bonds. The sponsor will select bonds that it believes have the best chance to meet the trust's investment objective over its life.

   The portfolio of the trust consists of corporate debt obligations which may include U.S. government bonds, corporate bonds, mortgage-and asset-backed securities, loan participations and corporate instruments. All of the corporate bonds held in the trust will be rated investment-grade quality, as of the trust's initial date of deposit (the "Inception Date"), by at least one of the following ratings agencies: Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), or Moody's Investors Service ("Moody's"). Such rating relates to the underlying bonds and not the trust. Investment-grade bonds are bonds that are rated at least in the category of BBB by Standard & Poor's or Baa by Moody's. A rating in the category of BBB or Baa is the lowest possible investment-grade rating. See "Description of Bond Ratings" for details.

   Certain bonds in the trust may be covered by insurance policies obtained from corporate bond insurers identified in "Trust Portfolio," which guarantee payment of principal and interest on the bonds when due. As a result of such insurance, the insured bonds may receive ratings that reflect the creditworthiness of the bond insurer. Please note that the insurance relates only to the insured bonds in the trust and not to the units or the market value of the bonds or of the units.

   The trust intends to pay interest distributions each month and expects to prorate the interest distributed on an annual basis; see "Distributions." The record dates and distribution dates for principal and interest distributions are the 15th and 25th of each month, respectively. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

   The sponsor has selected Guggenheim Partners Asset Management, Inc. ("GPAM"), a wholly-owned subsidiary of Guggenheim Partners, LLC, to assist the sponsor with the selection of the trust's portfolio.

                                 BOND SELECTION

   The sponsor considered the following factors, among others, in selecting the bonds:

   o The bonds must be rated as investment- grade or above by at least one of the rating agencies (BBB- or above by Standard & Poor's or Baa3 or above by Moody's);


2 Investment Summary

   o The price of the bonds relative to other bonds with comparable characteristics;

   o The diversification of bonds with respect to the issuer with no one issuer comprising more than 20% of the final portfolio;

   o Attractiveness of the interest payments relative to bonds with similar characteristics; and

   o The potential for early return of principal or any event risk which could have a negative impact on the price of the bonds.


                GUGGENHEIM PARTNERS ASSET MANAGEMENT, INC. (GPAM)

   Guggenheim Partners Asset Management, Inc., is a wholly-owned subsidiary of Guggenheim Partners, LLC, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of an elite mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

                                 FUTURE TRUSTS

   The sponsor intends to create future trusts that follow the same investment strategy. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)

INCEPTION DATE
  (INITIAL DATE OF DEPOSIT)         ______  , 2009
FIRST SETTLEMENT DATE               ______  , 2009
UNIT PRICE                                $_______
MANDATORY
  TERMINATION DATE
DISTRIBUTION DATE           25th day of each month
               (commencing _____ 25, 2009, if any)
RECORD DATE                 15th day of each month
               (commencing _____ 15, 2009, if any)

EVALUATION TIME      As of the close of trading of
                       the New York Stock Exchange
                (normally 4:00 p.m. Eastern Time).
              (However, on the first day units are
               sold the Evaluation Time will be as
                of the close of trading on the New
               York Stock Exchange or the time the
             registration statement filed with the
                Securities and Exchange Commission
                     becomes effective, if later.)

CUSIP NUMBERS

CASH DISTRIBUTIONS
Standard Accounts                            _____
Fee Account Cash                             _____
TICKER                                      CGIIKX

DOLLAR WEIGHTED AVERAGE MATURITY
  OF BONDS IN THE TRUST                _____ years
MINIMUM PRINCIPAL DISTRIBUTIONS     $1.00 per unit
MINIMUM PAR VALUE OF THE BONDS
  IN THE TRUST UNDER WHICH THE
  TRUST AGREEMENT MAY BE
  TERMINATED                         $200 per unit

Investment Summary  3

             (AS OF THE INCEPTION DATE)

                                 TYPES OF BONDS

                                        APPROXIMATE
TYPE OF ISSUER/SECTORS        PORTFOLIO PERCENTAGE*
----------------------        ---------------------

                                            -------
Total                                        100.00%
                                            =======

BOND RATINGS

                                       APPROXIMATE
STANDARD & POOR'S             PORTFOLIO PERCENTAGE*
----------------------        ---------------------
AA-                                                %
A+
A
A-
BBB+
BBB
BBB-

                                            -------
Total                                        100.00%
                                            =======

                                        APPROXIMATE
MOODY'S                       PORTFOLIO PERCENTAGE*
----------------------        ---------------------
Aa3                                                %
A1
A2
A3
Baa1
Baa2
Baa3

                                            -------
Total                                       100.00%
                                            =======

MINIMUM INVESTMENT
All accounts                                 1 unit

*Based upon market value.
--------------------------------------------------------------------------------

4 Investment Summary

CLAYMORE/GUGGENHEIM INTERMEDIATE INVESTMENT-GRADE CORPORATE TRUST, SERIES 11 SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

AS OF THE INCEPTION DATE, ______ , 2009

PRINCIPAL AMOUNT OF BONDS IN TRUST(1):                                     $
NUMBER OF UNITS:
FRACTIONAL UNDIVIDED INTEREST IN TRUST PER UNIT:
PRINCIPAL AMOUNT OF BONDS PER UNIT(1):                                     $
PUBLIC OFFERING PRICE:
      Aggregate Offering Price of Bonds in the Portfolio:                  $
      Aggregate Offering Price of Bonds per Unit:                          $
      Organization Costs per Unit(2):                                      $
      Sales Charge of $39.50 per unit (3.95% of Public Offering Price):    $
      PUBLIC OFFERING PRICE PER UNIT:                                      $______________
REDEMPTION PRICE PER UNIT(3):                                              $
EXCESS OF PUBLIC OFFERING PRICE OVER REDEMPTION PRICE PER UNIT:            $

ESTIMATED ANNUAL INTEREST INCOME PER UNIT
   (INCLUDES CASH INCOME ACCRUAL ONLY):                                    $
Less Estimated Annual Expenses per Unit:                                   $______________
ESTIMATED NET ANNUAL INTEREST INCOME PER UNIT(4):                          $______________
ESTIMATED DAILY RATE OF NET INTEREST ACCRUAL PER UNIT(5):                  $
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE
   (INCLUDES CASH INCOME ACCRUAL ONLY)(6):                                               %
ESTIMATED LONG-TERM RETURN(6):                                                           %
ESTIMATED INTEREST DISTRIBUTIONS PER UNIT(7):
o Date of First Distribution:                                               _____ 25, 2009
o Amount of First Distribution:                                            $
o Record Date of First Distribution:                                        _____ 15, 2009
o Date of Regular Distribution:                                         25th of each Month
o Amount of Regular Distribution:                                          $
o Record Date of Regular Distribution:                                  15th of each Month

-------------------------------------------------------------------

(1) Represents the principal amount of the underlying bonds held in the trust as of the Inception Date and does not take into account the impact of the sale of bonds to pay the deferred sales charge or any expenses of the trust. Bonds will be sold to pay the deferred sales charges, to meet redemptions, to pay expenses and in other limited circumstances. The sale of bonds will affect the principal amount of bonds included in the trust and the principal amount of bonds per unit. Units of the trust, when redeemed or upon termination, may be worth more or less than their original cost and there can be no assurance that a unitholder will receive the principal amount of bonds at any particular point in time.

(2) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust.

(3) Based solely upon the bid prices of the bonds. Upon tender for redemption, the price to be paid will include accrued interest as described in "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit."

(4) Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Inome per Unit also assumes the sale of securities as needed to allow the trust to pay the deferred sales charge.

(5) Estimated Daily Rate of Net Interest Accrual per Unit is calculated as of the Inception Date and does not take into account the sale of trust securities necessary to pay the deferred sales fee.

(6) See "Estimated Current Return and Estimated Long-Term Return to Unitholders" for an explanation of estimated current return and estimated long-term return.

(7) Distributions, if any, will be made monthly commencing _____ 25, 2009. The amount of distributions of the trust may be lower or greater than the above stated amounts due to certain factors that may include, but are not limited to, changes in distributions paid by issuers, deduction of trust expenses or the sale or maturity of trust securities in the portfolio. In particular, trust securities will be sold to pay the deferred sales fee and under other circumstances. Fees and expenses of the trust may vary as a result of a variety of factors including the trust's size, redemption activity, brokerage and other transaction costs and extraordinary expenses.


Investment Summary  5

                                PRINCIPAL RISKS

   As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

   o CORPORATE BONDS ARE FIXED RATE DEBT OBLIGATIONS THAT GENERALLY DECLINE IN VALUE WITH INCREASES IN INTEREST RATES. Foreign and U.S. interest rates may rise or fall by differing amounts and, as a result, the trust's investment in foreign securities may expose the trust to additional risks. Generally, bonds with longer periods before maturity are more sensitive to interest rate changes.

   o CORPORATE BONDS ARE SUBJECT TO CREDIT RISK IN THAT AN ISSUER OF A BOND MAY BE UNABLE TO MAKE INTEREST AND PRINCIPAL PAYMENTS WHEN DUE. In general, lower rated bonds carry greater credit risk.

   o THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. Because the portfolio is fixed and not managed, in general, the sponsor only sells bonds at the trust's termination or in order to meet redemptions, for tax purposes, for credit issues or to pay sales charges and expenses. As a result, the price at which a bond is sold may not be the highest price the trust could have received during the life of the trust. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

   o NO ASSURANCE CAN BE GIVEN THAT THE TRUST'S INVESTMENT OBJECTIVE WILL BE ACHIEVED. This objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

   o THE TRUST IS SUBJECT TO MARKET RISK. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bonds' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer.

   o DUE TO THE CURRENT STATE OF THE ECONOMY, THE VALUE OF THE BONDS HELD BY THE TRUST MAY BE SUBJECT TO STEEP DECLINES OR INCREASED VOLATILITY DUE TO CHANGES IN PERFORMANCE OR PERCEPTION OF THE ISSUERS, MARKET FACTORS OR ECONOMIC FACTORS. In the last year, economic activity has declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

   o AN ISSUER OR AN INSURER OF THE BONDS MAY BE UNWILLING OR UNABLE TO MAKE PRINCIPAL PAYMENTS AND/OR TO DECLARE DISTRIBUTIONS IN THE FUTURE, MAY CALL A SECURITY BEFORE ITS STATED MATURITY, OR MAY REDUCE THE LEVEL OF DISTRIBUTIONS DECLARED. In addition, there is no guarantee that the issuers will be able to satisfy their interest or principal payment obligations to the trust over the life of the trust. This may result in a reduction in the value of your units.


6 Investment Summary

   o THE FINANCIAL CONDITION OF AN ISSUER OR AN INSURER OF THE BONDS MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

   o THE INCOME GENERATED BY THE TRUST MAY BE REDUCED OVER TIME IN RESPONSE TO BOND SALES, CHANGES IN DISTRIBUTIONS PAID BY ISSUERS, UNIT REDEMPTIONS AND EXPENSES.

   o THE TRUST INCLUDES SECURITIES OF COMPANIES IN THE CONSUMER PRODUCTS SECTOR. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.

   o THE TRUST WILL INVEST IN FOREIGN SECURITIES. The trust's investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

   o CERTAIN CORPORATE BONDS MAY BE RATED AS INVESTMENT-GRADE BY ONLY ONE RATING AGENCY. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by both Standard & Poor's and Moody's.

   o THE TRUST MAY SELL BONDS TO MEET REDEMPTIONS, PAY DEFERRED SALES CHARGES AND EXPENSES, FOR CREDIT ISSUES AND IN OTHER CIRCUMSTANCES. Accordingly, the size, diversity, composition, returns and income generated by the trust may be adversely affected. In addition, such sales of bonds may be at a loss. If such sales are substantial enough, provisions of the trust's indenture could cause a complete and unexpected liquidation of the trust before its scheduled maturity, resulting in unanticipated losses for investors.

   o CERTAIN OF THE BONDS INCLUDED IN THE TRUST MAY BE ORIGINAL ISSUE DISCOUNT BONDS OR "ZERO COUPON" BONDS, AS NOTED IN "TRUST PORTFOLIO." These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks.

   o INFLATION MAY LEAD TO A DECREASE IN THE VALUE OF ASSETS OR INCOME FROM INVESTMENTS.

   See "Investment Risks" for additional information.

                                     TAXES

   Distributions from the trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

   For non-resident aliens, certain income from the trust will be exempt from withholding for

Investment Summary  7

U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

   See "Tax Status" for further tax information.

                                 DISTRIBUTIONS

   Holders of units will receive interest payments from the trust each month. The trust prorates the interest distributed on an annual basis. Annual interest distributions are expected to vary from year to year. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

   Each unit of the trust at the Inception Date represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Trust Portfolio" and net income of the trust.

                                MARKET FOR UNITS

   The sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will generally be at prices based upon the aggregate bid price of the underlying bonds, however, a unitholder will pay any remaining deferred sales charges upon the sale or redemption of units. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the trust (the "trustee"). The price received from the trustee by the unitholder for units being redeemed is generally based upon the aggregate bid price of the underlying bonds. Unitholders will be assessed any remaining deferred sales charges upon the sale or redemption of units.

   Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                               WHO SHOULD INVEST

   You should consider this investment if:

   o  You want to own a defined portfolio of investment-grade corporate bonds;

   o  The trust is part of a longer-term investment strategy; and

   o  You are seeking capital preservation.

You should not consider this investment if:

   o You are uncomfortable with the risks associated with a defined portfolio of investment-grade corporate bonds; or

   o You are uncomfortable with the risks of an unmanaged investment in securities.


FEES AND EXPENSES

   The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $1,000 unit price. Actual expenses may vary.

                          PERCENTAGE
                           OF PUBLIC
                           OFFERING  AMOUNT
INVESTOR FEES              PRICE (1) PER UNIT
------------------------- ---------- --------
INITIAL SALES FEE
  PAID ON PURCHASE           0.00%   $ 0.00
DEFERRED SALES FEE (1)(2)    3.95     39.50
                            ======   ======
MAXIMUM SALES FEE (1)        3.95%   $39.50
                            ======   ======
ESTIMATED ORGANIZATION
   COSTS (3)                $
                            ======

8 Investment Summary

                              APPROXIMATE
ANNUAL FUND                   % OF PUBLIC
OPERATING                       OFFERING  AMOUNT
EXPENSES                        PRICE (4) PER UNIT
----------------------------- ----------- --------
Trustee's fee (5)(6)             0.094%   $  0.94
Sponsor's supervisory fee (4)    0.030       0.30
Evaluator's fee (5)              0.035       0.35
Bookkeeping and
  administrative fee (5)         0.035       0.35
Estimated other trust
  operating expenses (7)
                                ------    -------
 Total                                %   $
                                          =======

(1) The deferred sales fee is a fixed dollar amount equaling $39.50 per unit. Because of this, the maximum sales fee, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. Assuming a Public Offering Price of $1,000 per unit, the maximum sales fee will be 3.95% of the Public Offering Price per unit. If the price you pay for your units exceeds $1,000 per unit, the maximum sales fee will be less than 3.95% of the Public Offering Price. However, if the price you pay for your units is less than $1,000 per unit, the maximum sales fee will not exceed 3.95% of the Public Offering Price.

(2) The deferred sales fee will be deducted in four monthly installments commencing _____ 2010 and ending _____ 2010 ($ _____ on the last business day of each month). If units are redeemed prior to the deferred sales charge period, the entire deferred sales fee will be collected. If you purchase units in the secondary market, your maximum sales fee will be 3.95% of the Public Offering Price and may consist of an initial sales fee and the amount of any remaining deferred sales charge payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 3.95% of the Public Offering Price and the maximum remaining deferred sales fee. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 3.95% of the Public Offering Price per unit.

(3) The estimated organization costs include the amount per unit paid by the trust at the end of the initial offering period or after six months, at the discretion of the sponsor.

(4) Based on a unit with a $1,000 per unit Public Offering Price as of the Inception Date.

(5) The trustee's fees and the sponsor's evaluation fee are based on the principal amount of the bonds in the trust on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the trust at any time during that period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decrease during that period. The sponsor serves as the evaluator.

(6) During the first year the trustee may reduce its fee by a nominal amount that relates to the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds. Should the interest exceed this amount, the trustee will reduce its fee up to its annual fee. After the first year, the trustee's fee will be the amount indicated above. Estimated net interest income will remain as shown.

(7) The estimated trust operating expenses are based upon an estimated trust size of approximately $___ million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected. Estimated other trust operating expenses does not include brokerage commissions and other transactional fees.

                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

   1 year                                       $
   3 years
   5 years
   10 years

   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the trust or that broker-dealers may charge for processing redemption requests.

Investment Summary  9

TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 629

CLAYMORE/GUGGENHEIM INTERMEDIATE INVESTMENT-GRADE CORPORATE TRUST, SERIES 11

AS OF THE INCEPTION DATE, ______ , 2009




                                                              1ST OPTIONAL
AGGREGATE                                                     REDEMPTION                         COST TO
PRINCIPAL COMPANY NAME (1)                                    PROVISIONS (2) MOODY'S (3) S&P (3) PORTFOLIO (4)(5)(6)
--------- --------------------------------------------------- -------------- ----------- ------- -------------------
          CONSUMER DISCRETIONARY (___%)
$           Comcast Corporation 5.70% Due 7/1/2019                           Baa1        BBB+
            Thomson Reuters Corporation 6.50% Due 7/15/2018 +                Baa1        A-
            Time Warner Cable, Inc. 8.25% Due 4/1/2019                       Baa2        BBB
            Viacom, Inc. 5.625% Due 9/15/2019                                Baa3        BBB
          CONSUMER STAPLES (___%)
            Altria Group, Inc. 9.25% Due 8/6/2019                            Baa1        BBB
          ENERGY (___%)
            Energy Transfer Partners 9.00% Due 4/15/2019                     Baa3        BBB-
            Kinder Morgan Energy Partners 5.95% Due 2/15/2018                Baa2        BBB
            Marathon Oil Corporation 7.50% Due 2/15/2019                     Baa1        BBB+
            Valero Energy Corporation 9.375% Due 3/15/2019                   Baa2        BBB
          FINANCIALS (___%)
            Barclays Bank 6.75% Due 5/22/2019 +                              Aa3         AA-
            Citigroup, Inc. 6.125% Due 5/15/2018                             A3          A
            Fifth Third Bancorp 5.45% Due 1/15/2017                          Baa2        BBB-
          HEALTH CARE (___%)
            Amgen, Inc. 6.15% Due 6/1/2018                                   A3          A+
            McKesson Corporation 7.50% Due 2/15/2019                         Baa3        BBB+
            Medtronic, Inc. 5.60% Due 3/15/2019                              A1          AA-
            Wellpoint, Inc. 7.00% Due 2/15/2019                              Baa1        A-
          INDUSTRIALS (___%)
            Boeing Company 6.00% Due 3/15/2019                               A2          A
          INFORMATION TECHNOLOGY (___%)
            Dell, Inc. 5.65% Due 4/15/2018                                   A2          A-
            Nokia Corporation 5.375% Due 5/15/2019 +                         A1          A
          MATERIALS (___%)
            Barrick Gold Corporation 6.95% Due 4/1/2019 +                    Baa1        A-
          TELECOMMUNICATION SERVICES (___%)
            AT&T, Inc. 5.80% Due 2/15/2019                                   A2          A
            Verizon Communications, Inc. 6.35% Due 4/1/2019                  A3          A
          UTILITIES (___%)
            Cleveland Electric Illuminating Company 5.70%
               Due 4/1/2017                                                  Baa3        BBB
            Consolidated Edison Company of New York, Inc.
               7.125% Due 12/1/2018                                          A3          A-
            Southwestern Electric Power 6.45% Due 1/15/2019                  Baa3        BBB
---------                                                                                        ----------
$                                                                                                $
=========                                                                                        ==========



10 Investment Summary



(1) Bonds of these issuers are all represented by contracts to purchase bonds. All contracts to purchase the bonds were entered into on _____ , 2009 through _____ , 2009. All contracts are expected to be settled prior to or on _____ , 2009.

(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain


10 Investment Summary
      unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status."

(3) The Standard & Poor's and Moody's corporate or municipal bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."

(4) See Note (1) to "Statement of Financial Condition" regarding cost of bonds. The sponsor is responsible for initially acquiring the bonds that it selects for the trust and will deliver the bonds or arrange for the delivery of the bonds to the trust on the Inception Date at a price determined by the evaluator based upon prices provided by Standard & Poor's Securities Evaluations, an independent, industry-recognized corporate bond pricing service. The sponsor may acquire bonds from Guggenheim Capital Markets, LLC, a wholly-owned subsidiary of Guggenheim Partners, LLC and GPAM, who may accumulate such bonds at the request of the sponsor. Standard & Poor's Securities Evaluations will provide the sponsor with an "offered side" quotation for the bonds, on the trust's Inception Date. The offering prices are greater than the current bid prices of the bonds which are the basis on which redemption price per unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering--Offering Price" and "How to Sell Your Units--Redemption--Computation of Redemption Price Per Unit"). Other information regarding the bonds is as follows:

                COST TO SPONSOR         PROFIT (LOSS) TO SPONSOR
                (ON THE DEPOSIT              (ON THE DEPOSIT
                  OF THE BONDS)               OF THE BONDS)
                     $______                     $______

(5)   Estimated annual interest income to the trust is $_______ .

(6) In accordance with Accounting Standards Codification 820, "Fair Value Measurements" ("ASC 820"), fair value is defined as the price that the trust would receive upon selling an investment in a orderly transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels. Level 1 which represents quoted prices in active markets for identical investments. Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.). Level 3 which represents fair value based on significant unobservable inputs (including the trust's own assumptions in determining the fair value of investments). At the Inception Date, all of the trust's investments are classified as Level 2 as the securities are transacted through a dealer network.

+ This security represents the corporate debt obligation of a foreign company.


Investment Summary  11

UNDERSTANDING YOUR INVESTMENT

                                   THE TRUST

   Organization. The trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"). The Trust Agreement is dated as of the Inception Date and is between Claymore Securities, Inc. as sponsor and as evaluator ("evaluator") and The Bank of New York Mellon, as trustee. The evaluator determines the value of the bonds held in the trust generally based upon prices provided by a pricing service. On the Inception Date, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the trust, the trustee delivered to the sponsor the units (the "units") comprising the ownership of the trust. These units are now being offered pursuant to this prospectus.

   Units. Each unit represents the fractional undivided interest in the principal and net income of the trust. If any units of the trust are redeemed after the Inception Date, the fractional undivided interest in the trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

                                PUBLIC OFFERING

   Offering Price. The sponsor will serve as the trust's principal underwriter. The price of the units of the trust as of the Inception Date was determined by adding to the evaluator's determination of the aggregate offering price of the bonds per unit, based upon prices provided by Standard & Poor's Securities Evaluations, cash and other net assets in the portfolio and a pro rata portion of estimated organization costs. Included within the Public Offering Price is also a sales charge. During the initial public offering period, for sales of at least $100,000 or 100 units investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, the sales charge will be deferred. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.

   During the initial offering period the aggregate offering price of the bonds in the trust is determined by the evaluator. To determine such prices, the evaluator utilizes prices received from Standard & Poor's Securities Evaluations. Standard & Poor's Securities Evaluations determines such offering prices (1) on the basis of current offering prices for the bonds, (2) if offering prices are not available for any bonds, on the basis of current offering prices for comparable bonds, (3) by making an appraisal of the value of the bonds on the basis of offering prices in the market, or (4) by any combination of the above. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is based upon the aggregate bid price of the underlying bonds and which is expected to be less than the aggregate offering price, see "How to Sell Your Units--Redemption."


12 Understanding Your Investment

   Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, and the initial fees and expenses of the trustee. Cash has been deposited in the trust for purposes of the payment of organization costs. However, the trust may need to sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimate set forth under "Fees and Expenses."

   Deferred Sales Fee. You pay a sales fee when you buy units. In the primary market, the transactional sales fee for the trust typically has only a deferred component and is a fixed-dollar amount of $39.50 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $1,000 per unit, the deferred sales fee will be 3.95% of the Public Offering Price per unit. If the price you pay for your units exceeds $1,000 per unit, the deferred sales fee will be less than 3.95% . However, if the price you pay for your units is less than $1,000 per unit, the deferred sales fee will not exceed 3.95% . You pay any remaining deferred sales fee when you sell or redeem units. The trust may sell securities to meet the trust's obligations with respect to the deferred sales fee. Thus, no assurance can be given that the trust will retain its present size and composition for any length of time.

   Initial Sales Fee. Typically, the trust does not charge an initial sales fee. However, if you purchase units of the trust in the secondary market, your maximum sales fee will be 3.95% of the Public Offering Price per unit and may consist of an initial sales fee and the amount of any remaining deferred sales charge payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 3.95% of the Public Offering Price per unit and the remaining deferred sales fee. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales fee will consist of a one-time sales fee of 3.95% of the Public Offering Price per unit.

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee the sponsor will credit you the difference between your maximum sales fee and the deferred sales fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases during the primary offering period are entitled to the following sales charge reductions:

Understanding Your Investment  13

                        Sales Charge
                         Reductions
Purchase Amount          (Per Unit)
----------------------- ------------
$99,999 or less           $ 0.00
$100,000 - $249,999         2.50
$250,000 - $499,999         5.00
$500,000 - $999,999         8.00
$1,000,000 - $2,999,999    10.00
$3,000,000 - $4,999,999    17.00
$5,000,000 or more         24.50

   You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

   o  purchases by your spouse or minor children, and

   o  purchases by your trust estate or fiduciary accounts.

   The discounts described above apply only during the primary offering period. There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

   Advisory and Fee Accounts. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account"). You pay only the portion of the sales fee that the sponsor retains.

   This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may receive cash distributions. We reserve the right to limit or deny purchases of units with this discount by investors whose frequent trading activity we determine to be detrimental to your trust. See "Expenses and Fees" in this prospectus.

   Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units with a reduction of $10 per unit from the maximum Public Offering Price, which will include a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy, or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Tax Status" and "Expenses and Fees" in this prospectus.

   EMPLOYEES. We do not charge the portion of the sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of

14 Understanding Your Investment

Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

   Distribution of Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Purchase Amount/        Concession
Form of Purchase         per Unit
----------------------- ----------
$99,999 or less          $30.00
$100,000 - $249,999       27.50
$250,000 - $499,999       25.00
$500,000 - $999,999       22.50
$1,000,000 - $2,999,999   21.00
$3,000,000 - $4,999,999   15.00
$5,000,000 or more         7.50

Rollover Purchases        20.00

   We apply these amounts at the time of the transaction. Firms that are serving as underwriters are entitled to additional compensation as described in "Underwriting Concessions" below. For secondary market sales, the dealer concession will be 80% of the applicable sales charge.

   Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be equal to 0.10% of the value of eligible Claymore unit trusts sold in the primary market during a calendar quarter so long as the broker-dealers or other firms sell at least $25 million of eligible Claymore unit trusts during the calendar quarter. Eligible unit trusts include all Claymore unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

   Underwriters other than the sponsor will sell units of the trust to other broker-dealers and selling agents at the Public Offering Price per unit less a concession or agency commission not in excess of the underwriter concession allowed to the underwriters by the sponsor as described in "Underwriting Concessions" below.

   Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

   In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.

   Other Compensation and Benefits to Broker-dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Claymore products. This compensation is intended

Understanding Your Investment  15
to result in additional sales of Claymore products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Claymore products by the intermediary or its agents, the placing of Claymore products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

   The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Claymore products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

   Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Claymore product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

   We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units in the amounts set forth in the "Trust Portfolio."

   Additional Units. After your trust is created, additional units of the trust may be issued by depositing in the trust bonds and/or cash (or a bank letter of credit in lieu of cash) with instructions to purchase bonds, contracts to purchase bonds or additional bonds.

                            UNDERWRITING CONCESSIONS

   The sponsor has entered into an Agreement Among Underwriters pursuant to which it shall serve as the principal underwriter for units of the trust. The Agreement Among Underwriters provides that a public offering of the units of the trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession as described in "Distribution of Units." Dealers that do not enter into the Agreement Among Underwriters but sell at least $500,000 in units of the trust on the first day units are sold publicly will also be entitled to receive the concession available to underwriters. However, such dealers will not

16 Understanding Your Investment
be eligible to receive any acquisition profit (as defined below).

   In lieu of the concessions provided in "Distribution of Units," the entities that have executed the Agreement Among Underwriters and acquired at least $500,000 in units of the trust from the sponsor on the Inception Date (the "Underwriters") will receive from the sponsor the maximum dealer concession contained in the following table:

                         Maximum
                          Dealer
                        Concession
Purchase Amount         (Per Unit)
----------------------- ----------
$500,000 - $999,999       $31.00
$1,000,000 - $2,999,999     31.50
$3,000,000 or more          32.00

   Following the first day that units are sold publicly, Underwriters that sell $499,000 or less in units of the trust on a given day will be entitled to a maximum dealer concession of $31.00 per unit, and Underwriters that sell at least $500,000 in units on a given day will be entitled to a maximum dealer concession per unit equal to the amount received for sales occurring on the first day units are sold publicly.

   The dealer concessions provided above represent the maximum compensation available for dealer firms for non-breakpoint trades. For breakpoint trades by investors, the compensation received by dealer firms for a given transaction will be reduced by the amount of the sales charge reduction provided to the investor purchasing units. (See "Public Offering--Large Purchases" in the prospectus for the Sales Charge Reductions schedule.)

   In addition to any other benefits, the sponsor will share with the Underwriters, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the sponsor's cost of the securities in connection with their acquisition (including the cost of insurance obtained by the sponsor prior to the Inception Date for individual securities, if any, and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs, if any) and the aggregate offering price thereof on the Inception Date (the "acquisition profit") less a charge for acquiring the bonds in the portfolio and for the sponsor maintaining a secondary market for the units. For purposes of determining the acquisition profit, the sponsor will utilize the prices of the bonds derived from Standard & Poor's Securities Evaluations. All units created by the sponsor on the Inception Date will be eligible for the purpose of determining the acquisition profit. Dealers who are Underwriters will be eligible for a portion of such acquisition profit, if any.

                                  UNDERWRITING

   Name and Address                        Number of Units
   ----------------                        ---------------
   SPONSOR AND UNDERWRITER:
   Claymore Securities, Inc.
   2455 Corporate West Drive
   Lisle, Illinois 60532

   UNDERWRITERS:





   TOTAL:

   Sponsor's and Dealers' Profits. As set forth under "Public Offering--Offering Price," the sponsor and the dealers will receive gross commissions equal to the specified percentages of the Public Offering Price of the units of the trust.

Understanding Your Investment  17

   Also, any difference between the sponsor's cost to purchase the securities and the price at which it sells them to the trust is considered profit or loss. In offering units of the trust the sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

                                INVESTMENT RISKS

   All Investments Involve Risk. This section describes the main risks that can impact the value of the bonds in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, securities markets have experienced significant volatility. If the value of the bonds falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

   Failure of Issuers or Insurers to Pay Interest And/or Principal. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the trust and/or the value of the bonds and the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Inception Date the rating assigned to a bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond or responsible for a decline in the rating of any bond in the portfolio.

   Current Economic Conditions Risk. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the bonds held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

   Consumer Products Risk. The trust invests in securities of companies in the consumer products sectors. General risks of companies in the consumer products sectors include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sectors are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads,


18 Understanding Your Investment
marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

   Market Risk. Market risk is the risk that the value of the bonds in the trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bonds' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the trust is not managed, the trustee will not sell bonds in response to or in anticipation of market fluctuations, as is common in managed investments.

   Income Risk. The income from the trust's portfolio may decline for a variety of reasons including, but not limited to, falling market interest rates, bonds that are sold from the trust's portfolio and increased expenses.

   Price Volatility of Fixed-rate Bonds. An investment in units of the trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer's financial condition worsens or if perceptions of the issuer's financial condition change.

   Original Issue Discount Bonds and Zero Coupon Bonds. Certain of the bonds in the trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate.

   Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

   Original issue discount bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis. The trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. The trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

   On sale or redemption, unitholders may receive ordinary income dividends from the trust if the trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short-term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

   The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable

Understanding Your Investment  19

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interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value. See "Tax Status" herein.

   "When Issued" and "Delayed Delivery" Bonds. Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Inception Date (although such issuer had committed to issue such bonds). In the case of these and/or certain other bonds, the delivery of the bonds may be delayed ("delayed delivery") or may not occur. The effect of the trust containing "delayed delivery" or "when issued" bonds is that unitholders who purchased their units prior to the date such bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" bonds during the time between their purchase of units and delivery of such bonds to the trust.

   Restricted Bonds. The trust may invest in bonds that may only be resold bonds that may only be resold pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). Such bonds may not be readily marketable. For purposes of this restriction, illiquid bonds include, but are not limited to, restricted bonds (bonds the disposition of which is restricted under the federal securities laws), but that are deemed to be illiquid; and repurchase agreements with maturities in excess of seven days.

   Restricted bonds may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration is required, the trust may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the trust may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the trust might obtain a less favorable price than that which prevailed when it decided to sell.

   Redemption or Sale Prior to Maturity. Certain of the bonds in the portfolio of the trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders. The sponsor may also direct the trustee to sell certain securities held by the trust to meet the trust's obligations with respect to the deferred sales fee and expenses. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

   The trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

   To the extent that a bond was deposited in the trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the

20 Understanding Your Investment
income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

   Market Discount. The portfolio of the trust may consist of some bonds whose current market values were below principal value on the Inception Date. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. Because the trust is not actively managed, the trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

   Failure of a Contract to Purchase Bonds and Substitution of Bonds. In the event of a failure to deliver any bond that has been purchased for the trust under a contract ("failed bonds"), the sponsor is authorized to purchase other bonds ("replacement bonds"). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

     o    be a corporate debt obligation;

     o have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

     o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

     o be rated at least in the category of BBB or Baa by a major rating organization.

   If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the Estimated Net Annual Interest Income per unit for the trust would be reduced and the Estimated Current Return thereon might be lowered.

   Risk Inherent in an Investment in Different Types of Bonds. Corporate Debt Obligations. An investment in units of the trust should be made with an understanding of the risks that an investment in fixed rate, investment-grade corporate debt obligations may entail, including the risk that the value of the units will decline with increases in interest rates. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities.

   A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell

Understanding Your Investment  21
assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements and accordingly such issuer may not be able to meet its obligations to make principal and income payments. In addition, a slowdown in the economy or a development adversely affecting an issuer's creditworthiness may also result in the ratings of the bonds and the value of the underlying portfolio being reduced. The trust may consist of corporate debt obligations that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might also result in the ratings of the bonds and the value of the underlying portfolio being reduced.

   Should the issuer of any corporate debt obligation default in the payment of principal or interest, the trust may incur additional expenses seeking payment on the defaulted bond. Because amounts recovered by the trust in payment under the defaulted corporate debt obligation, if any, may not be reflected in the value of the units until actually received by the trust, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving a portion of any payment recovered.

   Liquidity. The bonds in the trust may not have been registered under the Securities Act and may not be exempt from the registration requirements of the Securities Act. Many of the bonds may not be listed on a securities exchange. Whether or not the bonds are listed, the principal trading market for the bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the bonds may depend on whether dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. The price at which the bonds may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the bonds are limited or absent. The trust may also contain non-exempt bonds in registered form which have been purchased on a private placement basis. Sales of these bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

   Concentration Risk. The trust is considered to be "concentrated" in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes the trust subject to more market risk. If applicable, an investment in units of the trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

   Utility Issues. Certain of the bonds in the trust may be obligations of utility issuers. In general, utilities are regulated monopolies engaged in the business of supplying light, water, power, heat, transportation or means of communication. Historically, the utilities industry has provided investors in securities issued by companies in this industry with high levels of reliability, stability and relative total return on their investments. However, an investment in a trust which contains obligations of utility issuers should be made with an understanding of the

22 Understanding Your Investment
characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, limitations on energy supplies, governmental rate caps, deregulation, competition, variable operating costs, the difficulty in obtaining fuel or energy at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and various items including the operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of such bonds in certain trusts to make payments of principal and/or interest on such bonds.

   Hospital and Health Care Facility Issues. Certain of the bonds in the trust may be obligations of hospital and health care issuers. Payments on hospital and health care facility bonds are dependent upon revenues of hospitals and other health care facilities. These revenues come from private third-party payors and government programs, including the Medicare and Medicaid programs, which have generally undertaken cost containment measures to limit payments to health care facilities. Hospitals and health care facilities are subject to various legal claims by patients and others and are adversely affected by the increasing cost of insurance.

   Telecommunications Issues. Certain of the bonds in the trust may be obligations of telecommunications issuers. Payments on bonds of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, are generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the ability to obtain periodic rate increases, the effects of inflation on the cost of providing services, competition and the rate of technological innovation. The industry is characterized by increasing competition in all sectors and extensive regulation by the Federal Communications Commission and various state regulatory authorities.

   Foreign Securities Risk. Your trust invests in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

Understanding Your Investment  23

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     o    Foreign securities often trade in currencies other than the U.S.
          dollar. Changes in currency exchange rates may affect the trust's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the trust's foreign currency holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

   Litigation and Legislation. To the best knowledge of the sponsor, there is no litigation pending as of the Inception Date in respect of any bonds which might reasonably be expected to have a material adverse effect upon the trust. Nevertheless, lawsuits involving the bonds included in the trust or their issuers may exist. At any time after the Inception Date, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.

                              THE SECONDARY MARKET

   Although it is not obligated to do so, the sponsor intends to maintain a market for the units of the trust and continuously to offer to purchase units of the trust during the initial offering period at prices based upon the aggregate offering price of the securities in the trust, and thereafter at prices based on the aggregate bid price of the related securities. After the initial offering period, the sponsor's repurchase price shall be not less than the redemption price plus accrued interest through the expected date of settlement. See "Rights of Unitholders--Redemption--Computation of Redemption Price per Unit." Unitholders pay any remaining deferred sales fee when they sell or redeem units. Any units repurchased by the sponsor may be reoffered to the public by the sponsor at the Public Offering Price at such time, plus accrued interest.

   If the supply of units of any series exceeds demand, or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the securities. The sponsor does not in any way guarantee the enforceability, marketability, or price of any security in the portfolio or of the units of the trust. In the event that a market is not maintained or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the underlying securities. In the event that a market is not maintained for the units of the trust, a unitholder may be able to dispose units by tendering such units to the trustee for redemption at the redemption price, which is based upon the aggregate bid price of the underlying securities. The aggregate bid price of the securities in the trust may be expected to be less than the aggregate offering price. A unitholder should inquire of the sponsor as to current market prices prior to making a tender for redemption to the trustee. Unitholders pay any remaining deferred sales fee when they sell or redeem units. See "Rights of Unitholders--Redemption" and "Claymore."

24 Understanding Your Investment

     ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNITHOLDERS

   The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long-Term Return per unit, each as of the Inception Date, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to unitholders of the trust is available from the sponsor on request.

   Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per unit also assumes the sale of securities as needed to allow the trust to pay the deferred sales charge. The Estimated Net Annual Interest Income per unit assumes that such sales of securities will be made on a pro rata basis, however, the trust may sell a portion of some or all of the securities as needed to pay the deferred sales charge. Non-pro rata sales may impact the net annual interest income a unitholder receives. The Public Offering Price per unit will vary with changes in the offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond's purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

   Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the trust and (ii) takes into account the expenses and sales charge associated with each unit of the trust. The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Since the market values and estimated retirements of the bonds, the expenses of the trust and the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future. Contact the sponsor, as indicated on the back page of the Prospectus, for information regarding the estimated principal and interest distribution schedule of the trust.

                                   TAX STATUS

   This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example,

Understanding Your Investment  25
these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Trust Status. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

   Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

   Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

   Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

   Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is

26 Understanding Your Investment
reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

   Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

   Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the trust beginning prior to 2010, distributions from the trust that are properly designated by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met.

                             RIGHTS OF UNITHOLDERS

   Ownership of Units. Ownership of units of the trust will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. All evidence of ownership of uncertificated units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name Cede & Co. Individual purchases of beneficial ownership

Understanding Your Investment  27
interest in the trust will be made in book-entry form through DTC or the trustee unless a certificate is properly requested. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

   Beneficial owners of book-entry units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred.

   Fractions of units, if any, will be computed to three decimal places.

   Distribution of Interest and Principal. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, and interest will be distributed on the distribution date; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per unit then outstanding. If such condition exists, the trustee shall, on the next succeeding distribution date, distribute the unitholder's pro rata share of the balance of the Principal Account. Interest received by the trust will be distributed on each applicable distribution date to unitholders of record of the trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of applicable expenses and funds required for the redemption of units. See "Essential Information," "Rights of Unitholders--Expenses and Fees" and "How to Sell Your Units--Selling Units."

   The trustee will credit to the Interest Account for the trust all interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest. Other receipts of the trust will be credited to the Principal Account for the trust. The pro rata share of the Interest Account of the trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each unit thereof will be computed by the trustee each applicable Record Date. See "Essential Information." The trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). Proceeds received from the disposition of any of the bonds subsequent to a monthly Record Date and prior to the next succeeding monthly distribution date will be held in the Principal Account for the trust and will not be distributed until the second succeeding monthly distribution date. Because interest on the bonds is not received by the trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the trust as of the applicable Record Date. See "Essential Information." Persons who purchase units between a Record Date and a distribution date will receive their first distribution on the second distribution date following their purchase of units.


28 Understanding Your Investment

   The difference between the estimated net interest accrued to the first Record Date and to the related distribution date is an asset of the respective unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such units or the maturity, redemption or sale of bonds in the trust.

   Record dates for interest and principal distributions will be the 15th day of the month. All unitholders, however, who purchase units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per unit basis, appear in the "Summary of Essential Financial Information." The amount of the regular distributions will generally change when bonds are redeemed, mature or are sold, or when fees and expenses increase or decrease, or if issuers or insurers are unwilling or unable to pay distributions when due.

   The trustee will deduct each month from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the trust. See "Rights of Unitholders--Expenses and Fees." The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate account. In addition, the trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of units by the trustee. See "Rights of Unitholders--Redemption." Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the unitholders and are available for use by the trustee pursuant to normal banking procedures.

   Because interest on bonds in the trust is payable at varying intervals, usually in semiannual installments, the interest accruing to the trust will not be equal to the amount of money received and available for distribution from the Interest Account to unitholders. See "Tax Status." Therefore, on each applicable distribution date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the trust, the trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. In addition, the trustee has agreed to advance sufficient funds to the trust in order to reduce the amount of time before distributions of interest to unitholders commence. The trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the trust. The trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

   In order to acquire certain of the bonds subject to contract, it may be necessary to pay on the settlement dates for delivery of such bonds amounts covering accrued interest on such bonds which exceed the amounts paid by unitholders. The trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular bonds with respect to which such payments may have been made.

   In addition, because of the varying interest payment dates of the bonds comprising the trust

Understanding Your Investment  29
portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the trustee, will be greater than the amount of interest actually received by the trust and distributed to unitholders.

   Therefore, there will usually remain an item of accrued interest that is added to the value of the units. If a unitholder sells all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Similarly, if a unitholder redeems all or a portion of his units, the redemption price per unit which he is entitled to receive from the trustee will also include accrued interest on the bonds. Thus, the accrued interest attributable to a unit will not be entirely recovered until the unitholder either redeems or sells such unit or until the trust is terminated.

   Expenses and Fees. Investors will bear all or a portion of the costs incurred in organizing the trust -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and the states, the initial audit of the trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of units.

   The trustee's, sponsor's supervisory, bookkeeping and administrative and sponsor's evaluation fees are set forth under "Fees and Expenses." The trustee's fee and the sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of bonds on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee, which is earned for portfolio supervisory services, and the bookkeeping and administrative fees are based on the largest number of units in the trust at any time during such period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decreased during that period. The sponsor's supervisory fee, bookkeeping and administrative and sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the trust, may exceed the actual costs of providing portfolio supervisory, bookkeeping and administrative or evaluation services for the trust, but at no time will the total amount the sponsor receives for portfolio supervisory services, bookkeeping and administrative or evaluation services rendered to all series of Claymore Securities Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year. The trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of the trust.

   The trustee will receive for its ordinary recurring services to the trust an annual fee in the amount set forth under "Fees and Expenses" for the trust. There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the trustee from the trust's funds, see "Rights of Unitholders--Distribution of Interest and Principal." For a discussion of the services performed by the trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

   The trustee's fee, bookkeeping and administrative fees and the sponsor's fees are payable monthly, each from the Interest Account

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
to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent." If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the trust, or amounts payable to the trustee which are secured by its prior lien on the trust, the trustee is permitted to sell bonds to pay such amounts.

   Other Charges. The following additional charges are or may be incurred by the trust: all expenses (including audit and counsel fees) of the trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the sponsor, the expenses and costs of any action undertaken by the trustee to protect the trust and the rights and interests of the unitholders; fees of the trustee for any extraordinary services performed under the Trust Agreement; indemnification of the trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the trust; and all taxes and other governmental charges imposed upon the bonds or any part of the trust (no such taxes or charges are being levied or made or, to the knowledge of the sponsor, contemplated). To the extent lawful, the trust shall bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or the trust under federal or state bonds laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the trust. Any payments received by the sponsor reimbursing it for payments made to update the trust's registration statement will not exceed the costs incurred by the sponsor. The above expenses, including the trustee's fee, when paid by or owing to the trustee, are secured by a lien on the trust. The sponsor may direct the trustee to sell bonds to meet the trust's obligations with respect to the deferred sales fee. In addition, the trustee is empowered to sell bonds in order to make funds available to pay all expenses. Thus, no assurance can be given that the trust will retain for for any length of time its present size and composition.

   Reports and Records. The trustee shall furnish unitholders of a trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. Within a reasonable time after the end of each calendar year, the trustee will furnish to each person who at any time during the calendar year was a unitholder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of bonds and any earned original issue discount), deductions for payment of applicable taxes and for fees and expenses of the trust, redemptions of units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the trust, purchase of

Understanding Your Investment  31
replacement bonds, redemptions of units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (3) a list of the bonds held and the number of units outstanding on the last business day of such calendar year; (4) the redemption price per unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each unit outstanding.

   The trustee shall keep available for inspection by unitholders at all reasonable times during usual business hours, books of record and account of its transactions as trustee including records of the names and addresses of unitholders of the trust, certificates issued or held, a current list of bonds in the trust and a copy of the Trust Agreement.

HOW TO SELL YOUR UNITS

   You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at WWW.CLAYMORE.COM or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

   Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

   Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

   Redemption. Tender of Units. Units may be tendered to The Bank of New York Mellon, the trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the sponsor or the trustee. Units redeemed by the trustee will be canceled.

   The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any

32 Understanding Your Investment
way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." You pay any remaining deferred sales fee when you sell or redeem your units. The "date of tender" is deemed to be the date on which units are properly received by the trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the trustee on such day for redemption at the redemption price computed on that day.

   Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of bonds by the trustee at a loss. To the extent bonds are sold, the size and diversity of the trust may be reduced.

   The trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the redemption price per unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the Securities and Exchange Commission by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

   Two months after the end of the initial offering period, you can generally request an in-kind distribution of the bonds underlying your units if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for bonds traded and held in the United States and is not available within 30 business days of the trust's termination. Additionally, only the sponsor may redeem units in-kind during the primary offering period or during the subsequent two months. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the bonds underlying units of your trust, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those bonds.

   Computation of Redemption Price per Unit. The redemption price per unit is determined by the trustee on the basis of the bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made. The bid prices of the securities may be expected to be less than the offering prices. This redemption price per unit is each unit's pro rata share, determined by the trustee, of: (1) the aggregate value of the bonds in the trust (determined by the evaluator, generally based upon prices provided by a pricing

Understanding Your Investment  33
service as set forth below), (2) cash on hand in the trust (other than cash covering contracts to purchase bonds), and (3) accrued and unpaid interest on the bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the trust, (b) the accrued expenses of a trust, (c) cash held for distribution to unitholders of record as of a date prior to the evaluation, and (d) unpaid organization costs. You pay any remaining deferred sales fee when you sell or redeem your units. The evaluator, generally based upon prices provided by a pricing service may determine the value of the bonds in the trust (1) on the basis of current bid prices for the bonds, (2) if bid prices are not available for any bonds, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

   Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

   The difference between the bid and offer prices of bonds with characteristics consistent with the objectives of the trust are expected to be ___% to ___% of the principal value of the bonds. This value can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Trust Portfolio." For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.

   Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the trustee notify the sponsor of any tender of units for redemption. So long as the sponsor maintains a bid in the secondary market, the sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the trustee for redemption at the price so bid by making payment therefor to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the trustee (see "Public Offering--Offering Price"). Units held by the sponsor may be tendered to the trustee for redemption as any other units. In addition, the sponsor may tender units for redemption that were initially allocated to the sponsor on the Inception Date if the sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the trust.

   The offering price of any units resold by the sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price"). Any profit resulting from the resale of such units will belong to the sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see "Public Offering--Other Compensation and Benefits to Broker-Dealers").

   Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether

34 Understanding Your Investment
current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

                               GENERAL INFORMATION

   Claymore. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate the trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain securities held by the trust.

   On July 17, 2009, Claymore Group Inc., the parent of the sponsor, entered into an Agreement and Plan of Merger between and among Claymore Group Inc., Claymore Holdings, LLC and GuggClay Acquisition, Inc., (the latter two entities are wholly-owned, indirect subsidiaries of Guggenheim Partners, LLC) whereby GuggClay Acquisition, Inc. will merge into Claymore Group Inc. which will be the surviving entity. The parties intend that the completed merger will result in a change-of-control whereby Claymore Group Inc. and its subsidiaries will become indirect, wholly-owned subsidiaries of Guggenheim Partners, LLC. The merger is subject to shareholder approval and the satisfaction of other conditions.

   Claymore and the trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

   If at any time the sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged to be bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the Trust Agreement.

   The foregoing information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

   Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the

Understanding Your Investment  35
sale of any bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

   Responsibility. The trustee shall sell, for the purpose of redeeming units tendered by any unitholder and for the payment of deferred sales charges and expenses for which funds are not available, such of the bonds in a list furnished by the sponsor as the trustee in its sole discretion may deem necessary. The sponsor may also instruct the trustee to sell bonds in order to maintain the qualification of the trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the trust.

   It is the responsibility of the sponsor to instruct the trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange and substitution for any bonds pursuant to a refunding or refinancing plan, except that the sponsor may instruct the trustee to accept such an offer or to take any other action with respect thereto as the sponsor may deem proper if the issuer is in default with respect to such bonds or in the judgment of the sponsor the issuer will probably default in respect to such bonds in the foreseeable future.

   Any obligations so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the trustee is required to give notice thereof to each unitholder, identifying the obligations eliminated and the bonds substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under "Investment Risks--Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of replacement bonds for failed bonds, the acquisition by a trust of any bonds other than the bonds initially deposited is prohibited.

   The sponsor may direct the trustee to dispose of bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such bonds in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the unitholders.

   Resignation. If the sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the trustee in such event, the trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the trusts or continue to act as Trustee.

   The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

36 Understanding Your Investment

   In accordance with the Trust Agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office or available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the bonds held in the trust. Pursuant to the Trust Agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of bonds comprising the trust.

   Limitations on Liability. The trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, bonds or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the trust which the trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

   Responsibility. For information relating to the responsibilities of the trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders" and "Claymore--Resignation."

   Resignation. Under the Trust Agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the Trust Agreement by executing an instrument in writing and filing the same with the sponsor.

   The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

   The Evaluator. The sponsor will serve as the evaluator of the bonds in the trust, and as such will appraise the bonds or cause the bonds to be appraised. To appraise the bonds, the evaluator generally utilizes prices received from Standard & Poor's Securities Evaluations.

   Limitations on Liability. The trustee and the sponsor may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. Determinations by the evaluator under the Trust Agreement shall be

Understanding Your Investment  37
made in good faith upon the basis of the best information available to it; provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or unitholders for errors in judgment. However, this provision shall not protect the evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

   Responsibility. The Trust Agreement requires the evaluator to evaluate the bonds on the basis of their bid prices on each business day after the initial offering period, when any unit is tendered for redemption and on any other day such evaluation is desired by the trustee or is requested by the sponsor. For information relating to the responsibility of the evaluator to evaluate the bonds on the basis of their offering prices, see "Public Offering--Offering Price."

   Resignation. The evaluator may resign or may be removed by the sponsor and the trustee, and the sponsor and the trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

   The sponsor and the trustee have the power to amend the Trust Agreement without the consent of any of the unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, (2) to change any provision required to be changed by the Securities and Exchange Commission, (3) to maintain the qualification of the trust as a regulated investment company, or (4) to make such other provisions as shall not adversely affect the interest of the unitholders. The sponsor and the trustee may amend the Trust Agreement with the consent of unitholders representing 66 2/3% of the units then outstanding, provided that no such amendment will reduce the interest in the trust of any unitholder without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment without the consent of all the unitholders. In no event shall the Trust Agreement be amended to permit the deposit or acquisition of bonds either in addition to or in substitution for any of the bonds initially deposited in a trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the trustee is obligated to notify promptly all unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

   A trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the bonds. The sponsor may direct the trustee to terminate the trust if the par value of the trust falls below $200 per unit. The trustee shall notify the sponsor when the par value of the bonds in a trust is less than $2,000,000. A trust may also be terminated (i) by the consent of 66 2/3% of the units or (ii) by the trustee in certain circumstances. In addition, the sponsor may direct the trustee to terminate the trust if the sponsor is unable to sell more than 60% of the units initially authorized and the net worth of the trust is reduced to less than 40% of the aggregate value of the bonds in the trust. In no event, however, may a trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the trustee to all unitholders. Within a reasonable period after termination, the trustee will sell any remaining


38 Understanding Your Investment
bonds, and, after paying all expenses and charges incurred by the trust, will distribute to each unitholder, upon surrender of his units (including certificates, if any), his pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

                                     EXPERTS

   Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

   Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                           DESCRIPTION OF BOND RATINGS

   STANDARD & POOR'S RATING. A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation; and

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA -- An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA -- An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A -- An obligation rated 'A' is somewhat more susceptible to the adverse effects of

Understanding Your Investment  39
changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB -- An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

     Plus (+) or minus (-) -- The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

     MOODY'S INVESTORS SERVICE RATING. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

     Aaa -- Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

     Aa -- Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

     A -- Obligations rated A are considered upper-medium grade and are subject to low credit risk.

     Baa -- Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

     NR -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Moody's does not rate a particular obligation as a matter of policy.

     Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "Caa." The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking ranks in the lower end of its generic rating category.

40 Understanding Your Investment

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 629

   We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 10 and 11 of this prospectus, of Claymore Securities Defined Portfolios, Series 629, as of ______ , 2009, the Inception Date. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

   We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of securities owned, cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ______ , 2009, by correspondence with the trustee. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

   In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 629, as of ______ , 2009, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ Grant Thornton LLP

Chicago, Illinois

______ , 2009

Understanding Your Investment  41

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 629

STATEMENT OF FINANCIAL CONDITION
AS OF THE INCEPTION DATE,        , 2009

INVESTMENT IN BONDS
Sponsor's contracts to purchase underlying securities backed by
    cash deposited (1)(2)                                       $
    Cash (3)
    Accrued interest receivable (2)(4)
                                                                ==========
         Total                                                  $
                                                                ==========
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities:
    Amount due to Trustee (4)                                   $
    Organization costs and deferred sales fee
                                                                ----------
         Total                                                  $
                                                                ==========
Interest of unitholders:
    Cost to unitholders (5)                                     $
    Less: deferred sales fee (6)
    Less: organization costs (7)
                                                                ----------
    Net interest of unitholders
                                                                ----------
         Total                                                  $
                                                                ==========
Number of units
                                                                ==========
Net Asset Value per Unit                                        $
                                                                ==========


(1) Aggregate cost to the trust of the bonds listed under "Trust Portfolio" are based on offering side valuations determined by the evaluator, based upon prices provided by Standard & Poor's Securities Evaluations, on the basis set forth under "Public Offering-- Offering Price."

(2) On the Inception Date, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check issued by a major commercial bank) necessary for the purchase of the underlying securities according to their purchase contracts and accrued interest from the Inception Date to the expected dates of delivery.

(3) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust.

(4) On the basis set forth under "Rights of Unitholders--Distribution of Interest and Principal" the trustee will advance an amount equal to the accrued interest on the bonds as of the "First Settlement Date," plus any cash received by the trustee with respect to interest on the bonds prior to such date, and the same will be distributed to the sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the Public Offering Price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.

(5) Aggregate Public Offering Price (exclusive of interest) is computed on the number of units set forth above under "Public Offering-- Offering Price."

(6) The total sales fee consists of a deferred sales fee. On the Inception Date, the sales fee is $39.50 per unit.

(7) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing the trust. These costs have been estimated at $___ per unit for the trust.

42 Understanding Your Investment

CONTENTS
                                Investment Summary
------------ --- ------------------------------------------
A concise     2  Overview
description   2  Investment Objective
of essential  2  Principal Investment Strategy
information   2  Bond Selection
about the     3  Guggenheim Partners Asset Management,
portfolio          Inc. (GPAM)
              3  Future Trusts
              3  Essential Information
              4  Types of Bonds
              4  Bond Ratings
              5  Summary of Essential Financial Information
              6  Principal Risks
              7  Taxes
              8  Distributions
              8  Market for Units
              8  Who Should Invest
              8  Fees and Expenses
              9  Example
             10  Trust Portfolio

                             Understanding Your Investment
----------------------------------------------------------
Detailed     12  The Trust
information  12  Public Offering
to help you  16  Underwriting Concessions
understand   17  Underwriting
your         18  Investment Risks
investment   24  The Secondary Market
             25  Estimated Current Return and Estimated
                   Long-Term Return to Unitholders
             25  Tax Status
             27  Rights of Unitholders
             32  How to Sell Your Units
             35  General Information
             38  Amendment and Termination
                   of the Trust Agreement
             39  Experts
             39  Description of Bond Ratings
             41  Report of Independent Registered Public
                   Accounting Firm
             42  Statement of Financial Condition

Where to Learn More
---------------------------------------------------------
You can contact us for VISIT US ON THE INTERNET
free information about http://www.claymore.com
these investments.     BY E-MAIL
                       invest@claymore.com
                       CALL CLAYMORE (800) 345-7999
                       Pricing Line (888) 248-4954
                       CALL THE BANK OF NEW YORK MELLON
                       (800) 701-8178 (investors)
                       (800) 647-3383 (brokers)


Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):


E-MAIL: publicinfo@sec.gov
        -----------------------------------------------------
WRITE:  Public Reference Section, Washington, D.C. 20549-0102
VISIT:  http://www.sec.gov (EDGAR Database)
CALL:   1-202-942-8090 (only for information on
        the operation of the Public Reference Section)


REFER TO:
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 629
Securities Act file number: 333-162028
Investment Company Act file number: 811-03763


When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

logo: Claymore

logo: Guggenheim

PROSPECTUS

Claymore/Guggenheim Intermediate Investment-Grade Corporate Trust, Series 11


UIT INVESTMENT TRUSTS

Claymore Securities Defined Portfolios Series 629

DATED ______ , 2009



                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                      AMOUNT

               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania            $250,000
                         959-9000

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826) filed on February 6, 2002.

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184 filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to the Trustee and the Trust(s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 629 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 24th day of September, 2009.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 629
                                                                      Registrant

                                                   By: CLAYMORE SECURITIES, INC.
                                                                       Depositor

                                                          By: /s/ Kevin Robinson
                                                         -----------------------
                                                                  Kevin Robinson

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on September 24, 2009 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


     SIGNATURE*                           TITLE***                              DATE

CHRISTIAN MAGOON**                        President                         )    By:    /s/ Kevin Robinson
                                                                                        ------------------
                                                                            )               Kevin Robinson
                                                                            )               Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           September 24, 2009
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT*                           Vice Chairman                     )           September 24, 2009

ANTHONY DILEONARDI*                       Vice Chairman                     )           September 24, 2009

BRUCE ALBELDA*                            Chief Financial Officer and                   September 24, 2009
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     September 24, 2009
                                          General Counsel and Secretary


------------------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-149523 on April 9, 2008.

     **   An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-150840 on June 2, 2008.

     *** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

         The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

         The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

                                   MEMORANDUM

             Re: Claymore Securities Defined Portfolios, Series 629

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 118 (and subsequent series) (File No. 333-81826).

                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated February 6, 2002 relative to Claymore Securities Defined Portfolios, Series 118.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
September 24, 2009